Exhibit 99.1

Brookfield Business Corporation Announces Renewal of Normal Course Issuer Bid

BROOKFIELD, News, August 14, 2026 – Brookfield Business Corporation (NYSE, TSX: BBUC) today announced that the Toronto Stock Exchange (“TSX”) has accepted a notice filed by Brookfield Business Corporation of its intention to renew its normal course issuer bid for its class A subordinate voting shares (“Shares”). Brookfield Business Corporation believes that the Shares may from time to time trade in a price range that does not fully reflect their value and that, in such circumstances, the acquisition of Shares may represent an attractive use of available funds.

At the close of business on August 7, 2026, there were 205,442,014 Shares issued and outstanding. Brookfield Business Corporation is authorized to purchase up to 10,272,100 Shares, representing up to 5% of the issued and outstanding Shares at the close of business on August 7, 2026. Under Brookfield Business Corporation’s normal course issuer bid, it may purchase up to 33,379 Shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 133,517 Shares on the TSX for the period from March 31, 2026 to July 31, 2026.

Purchases are authorized to commence on August 19, 2026 and will terminate on August 18, 2027, or earlier should Brookfield Business Corporation complete its purchases prior to such date.

Brookfield Business Holdings Corporation (formerly, Brookfield Business Corporation) (“BBHC”) previously sought and received approval from the TSX to purchase up to 3,499,836 class A exchangeable subordinate voting shares of BBHC (“BBHC Shares”) under the normal course issuer bid for the period from August 19, 2025 to August 18, 2026. The normal course issuer bid was adopted by Brookfield Business Corporation upon completion of the corporate simplification of Brookfield Business Partners L.P. and BBHC into a single Canadian corporation on March 27, 2026. BBHC and Brookfield Business Corporation and their affiliates purchased an aggregate of 3,499,836 BBHC Shares and Shares (the maximum number approved for purchase) under the normal course issuer bid through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and/or alternative trading systems in Canada and the United States at a weighted average price paid of US$32.98 per share.

Purchases of Shares will be made through the facilities of the TSX, the NYSE and/or alternative trading systems, and all Shares acquired by Brookfield Business Corporation under the normal course issuer bid will be cancelled. Purchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

Brookfield Business Corporation has entered into an automatic share purchase plan, which has been pre-cleared by the TSX, to allow for the purchase of Shares, subject to certain trading parameters, at times when Brookfield Business Corporation would ordinarily not be active in the market due to its own internal trading black-out periods, insider trading rules or otherwise. Outside of these periods, Shares will be purchased in accordance with management’s discretion and in compliance with applicable law. The actual number of Shares purchased under the automatic plan, the timing of such purchases and the price at which Shares are purchased will depend upon future market conditions.

Brookfield Business Corporation (NYSE, TSX: BBUC) is a global owner and operator of vital industrial and business services operations. Our objective is to acquire market-leading businesses for value, execute our operational improvement plans to increase cash flows and recycle capital to compound long-term growth. For more information, please visit https://bbuc.brookfield.com.

Brookfield Business Corporation is the flagship vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Cautionary Statement Regarding Forward-Looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Corporation, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes to U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our most recently filed Form 20-F.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.